                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ----------------------
                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                            (Amendment No. ____ )*

                            PolyVision Corporation
--------------------------------------------------------------------------------
                             (Name of Issuer)

                   Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  731805107
--------------------------------------------------------------------------------
                                (CUSIP Number)

                             Jon D. Botsford, Esq.
           Senior Vice President, Secretary and Chief Legal Officer
                                Steelcase Inc.
                              901 44th Street SE
                         Grand Rapids, Michigan 49508
                          Telephone: (616) 247-2710
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   Copy to:
                            Charles W. Mulaney, Jr.
                     Skadden, Arps, Slate, Meagher & Flom
                            333 West Wacker Drive
                           Chicago, Illinois 60606
                          Telephone:  (312) 407-0700

                               August 24, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

                        (Continued on following pages)
                             (Page 1 of 16 Pages)
______________

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      13D
---------------------                                    ---------------------
 CUSIP No. 731805107                                       Page 2 of 16 Pages
---------------------                                    ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      STEELCASE INC. (I.R.S. IDENTIFICATION NO. 38-0819050)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      MICHIGAN
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             16,501,613*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          16,501,613*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      16,501,613*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      69.2%*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

     *Based on the number of shares of Common Stock, par value $.001 per share, of PolyVision Corporation reported by The Alpine Group, Inc. in Item 5 of Amendment No. 6 to its Schedule 13D relating to PolyVision Corporation, filed with the Securities and Exchange Commission on August 27, 2001.

                                      13D
---------------------                                    ---------------------
 CUSIP No. 731805107                                       Page 3 of 16 Pages
---------------------                                    ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      PV ACQUISITION, INC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      NEW YORK
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             16,501,613*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          16,501,613*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      16,501,613*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      69.2%*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

     *Based on the number of shares of Common Stock, par value $.001 per share, of PolyVision Corporation reported by The Alpine Group, Inc. in Item 5 of Amendment No. 6 to its Schedule 13D relating to PolyVision Corporation, filed with the Securities and Exchange Commission on August 27, 2001.

Item 1.   Security and Issuer.

     The class of securities to which this statement relates is the Common Stock, par value $0.001 per share ("Common Stock"), of PolyVision Corporation, a New York corporation ("PolyVision"), whose principal executive offices are located at 4888 South Old Peachtree Road, Norcross, Georgia 30071.

Item 2.   Identity and Background.

     This statement is filed by Steelcase Inc., a Michigan corporation ("Steelcase"), for and on behalf of itself and PV Acquisition, Inc., a New York corporation and a wholly-owned subsidiary of Steelcase ("Merger Sub").

     Steelcase designs and manufactures products used to create high-performance work environments. Steelcase's product portfolio includes furniture systems, seating, storage, desks, casegoods, interior architectural products, technology products and related products and services. Steelcase's principal executive offices are at 901 44th Street S.E., Grand Rapids, Michigan 49508.

     Merger Sub was incorporated on August 10, 2001, for the purpose of merging with and into PolyVision pursuant to the Merger Agreement (as defined below) and has engaged in no business other than in connection with the transactions contemplated by the Merger Agreement and the Shareholder's Agreement (as defined below).

     Annexes A and B hereto contain information with respect to the identity and background of each executive officer and director of Steelcase and Merger Sub, respectively. To the best of Steelcase's and Merger Sub's knowledge, each of the persons identified in Annexes A and B is a United States citizen.

     During the last five years, none of Steelcase, Merger Sub and, to the best of Steelcase's and Merger Sub's knowledge, the persons identified in Annexes A and B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     Steelcase, Merger Sub and PolyVision entered into an Agreement and Plan of Merger, dated August 24, 2001 (the "Merger Agreement"). Pursuant to the Merger Agreement, Merger Sub will merge with and into PolyVision (the "Merger"), with PolyVision continuing as the surviving corporation. Immediately following the Merger, PolyVision will be a wholly-owned subsidiary of Steelcase.

     Under the terms of the Merger Agreement, at the effective time of the Merger (the "Effective Time"), (i) each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares held in the treasury of PolyVision or held by Steelcase and its subsidiaries, which will be canceled without consideration) will be canceled and converted automatically into the right to receive $2.25 in cash (the "Common Stock Merger Consideration") payable, without interest, to the holder of such share of Common Stock, upon surrender of the certificate that formerly evidenced such share of Common Stock; (ii) each share of convertible Preferred Stock, par value $.01 per share, of PolyVision (the"Preferred
Stock") designated as Series B Preferred (the "Series B Preferred Stock") issued and outstanding immediately prior to the Effective Time (other than (A) any shares ("Dissenting Shares") with respect to which the holder has the right to receive payment of the fair value of such shares pursuant to Section 910 of the New York Business Corporation Law (the "BCL") and has complied with the provisions of Section 623 of the BCL and (B) any shares held in the treasury of PolyVision or held by Steelcase and its subsidiaries, which will be canceled without consideration) shall be canceled and shall be converted automatically into the right to receive an amount in cash equal to the sum of (x) the liquidation preference associated with such share of Series B Preferred Stock (i.e., $50) plus (y) the accrued and unpaid dividends on such share of Series B Preferred Stock (the "Series B Preferred Stock Merger Consideration"), payable, without interest, to the holder of such share of Series B Preferred Stock, upon surrender of the certificate that formerly evidenced such share of Series B Preferred Stock; (iii) each share of Preferred Stock designated as Series C Preferred (the "Series C Preferred Stock") issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares and any shares held in the treasury of PolyVision or held by Steelcase and its subsidiaries, which will be canceled without consideration) shall be canceled and shall be converted automatically into the right to receive an amount in cash equal to the product of (x) the Common Stock Merger Consideration multiplied by
(y) the number of shares of Common Stock into which such share of Series C Preferred Stock is convertible immediately prior to the Effective Time (the "Series C Preferred Stock Merger Consideration"), payable, without interest, to the holder of such share of Series C Preferred Stock, upon surrender of the certificate that formerly evidenced such share of Series C Preferred Stock; and
(iv) each share of Preferred Stock designated as Series D Preferred (the
"Series D Preferred Stock") issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares and any shares held in the treasury of PolyVision or held by Steelcase and its subsidiaries, which will be canceled without consideration) shall be canceled and shall be converted automatically into the right to receive an amount in cash equal to the sum of
(x) the liquidation preference associated with such share of Series D Preferred Stock (i.e., $50) plus (y) the accrued and unpaid dividends on such share of Series D Preferred Stock (the "Series D Preferred Stock Merger Consideration"), payable, without interest, to the holder of such share of Series D Preferred Stock, upon surrender of the certificate that formerly evidenced such share of Series D Preferred Stock.

     The Merger is subject to customary closing conditions, including the adoption of the Merger Agreement by PolyVision's shareholders and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

     As a condition of their agreeing to the Merger Agreement, Steelcase and Merger Sub entered into a Shareholder's Agreement, dated August 24, 2001 (the "Shareholder's Agreement"), with The Alpine Group, Inc., a Delaware corporation ("Alpine").

     Under the Shareholder's Agreement, Alpine has granted to Steelcase and Merger Sub an irrevocable option (the "Option") to purchase for cash all, but not less than all, of the shares of Common Stock, Series B Preferred Stock and Series C Preferred Stock held of record or Beneficially Owned (as defined in the Shareholder's Agreement) by Alpine (the "Alpine Shares") at a purchase price per share equal to, as applicable, the Common Stock

Merger Consideration, the Series B Preferred Stock Merger Consideration, or the Series C Preferred Stock Merger Consideration (in each case, as applicable, the "Per Share Amount"). The Option is exercisable at any time from and after any termination of the Merger Agreement and prior to 11:59 p.m., Eastern time, on the 30th day after the date of such termination (the "Option Expiration Time"). Amendment No. 6 to Alpine's Schedule 13D relating to PolyVision Corporation, filed with the Securities and Exchange Commission on August 27, 2001, indicates that, as of such date, the Alpine Shares comprised (i) 6,820,113 shares of Common Stock and (ii) shares of Series B Preferred Stock and Series C Preferred Stock convertible into an aggregate of 9,681,500 shares of Common Stock.

     The Shareholder's Agreement also provides that during the period commencing on the date of the Shareholder's Agreement and continuing until (x) if the Option is exercised, the time of the purchase of the Alpine Shares pursuant thereto or (y) if the Option is not exercised, the Option Expiration Time (as applicable, the "Voting Expiration Time"), at any meeting of the holders of any of the PolyVision shares, however called, or in connection with any written consent of the holders of any of the PolyVision shares, Alpine will vote (or cause to be voted) the Alpine Shares, whether owned on the date of the Shareholder's Agreement or thereafter acquired, (i) in favor of approval of the Merger Agreement, all transactions contemplated thereby, and any actions required in furtherance thereof and in furtherance of the Shareholder's Agreement; (ii) against any action or agreement that is intended, or could reasonably be expected, to impede, interfere with, or prevent the Merger or result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of PolyVision or any of its subsidiaries under the Merger Agreement; and (iii) except as specifically requested in writing in advance by Steelcase, against any of the following actions (other than the Merger and the transactions contemplated by the Merger Agreement) that are submitted to a vote of the holders of PolyVision shares: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving PolyVision or any of its subsidiaries; (B) any sale, lease, transfer or disposition by PolyVision or any of its subsidiaries of any assets which in the aggregate are material to PolyVision and its subsidiaries taken as a whole, or a reorganization, recapitalization, dissolution or liquidation of PolyVision or any of its subsidiaries; (C)(1) any change in the present capitalization of PolyVision or any amendment of PolyVision's certificate of incorporation or by-laws; (2) any other material change in the corporate structure or business of PolyVision or any of its subsidiaries; or (3) any other action or agreement that is intended, or could reasonably be expected, to impede, interfere with or prevent the Merger or the transactions contemplated by the Merger Agreement. Under the Shareholder's Agreement, Alpine has granted Steelcase an irrevocable proxy, effective until the Voting Expiration Time, to vote the Alpine Shares, or grant a consent or approval in respect of the Alpine Shares, on matters indicated and as described in the foregoing sentence.

     In addition, the Shareholder's Agreement provides that Alpine will not, directly or indirectly, among other things, (i) tender the Alpine Shares in any tender offer or exchange offer for PolyVision shares; (ii) except as contemplated by the Shareholder's Agreement or the Merger Agreement, otherwise offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Alpine Shares or any interest therein; or (iii) except as contemplated by the Shareholder's Agreement, grant any proxies or powers of attorney, deposit any of the Alpine Shares into a voting trust or enter into a voting agreement with respect to any PolyVision shares.

     Section 10 of the Shareholder's Agreement provides that, in the event Steelcase or Merger Sub acquires the Alpine Shares pursuant to the Option, Steelcase will thereafter commence an offer to purchase for cash (the "Offer") all, but not less than all, of the outstanding shares of Common Stock owned by the holders of Common Stock (other than Steelcase and Merger Sub) and the outstanding shares of Series D Preferred Stock (collectively, the "Company Securities"), (i) in the case of the Common Stock, at a price per share that is not less than the Per Share Amount paid with respect to the Common Stock as part of the exercise price of the Option (the "Common Stock Reference Price") and
(ii) in the case of the Series D Preferred Stock, at a price per share that is not less than the Series D Preferred Stock Merger Consideration (the "Series D Reference Price"). If the Offer were commenced and the conditions to Steelcase's obligation to accept for payment and to pay for Company Securities validly tendered in the Offer and not subsequently withdrawn were satisfied or waived, then, following such acceptance and payment, Section 10 of the Shareholder's Agreement further requires that Steelcase take action to effect a second-step merger (the "Secondary Merger") in which the holders of the outstanding Company Securities will receive per-share consideration equal to (A) the Series D Reference Price, in the case of Series D Preferred Stock, or (B) the Common Stock Reference Price, in the case of Company Common Stock, and each option, warrant or other right to purchase Company Common Stock will (1) to the extent consistent with the terms thereof, be canceled immediately prior to the consummation of the Secondary Merger, in consideration for which cancellation the holder of such option, warrant or right shall receive a payment of cash consideration equal to the product of (A) the total number of shares of Company Common Stock subject to such option, warrant or right immediately prior to the consummation of the Secondary Merger and (B) the excess (if any) of (x) the Common Stock Reference Price over (y) the exercise price per share subject to such option, warrant or right as in effect immediately prior to the consummation of the Secondary Merger (such payment to be without interest thereon and net of any withholding of taxes); (2) to the extent consistent with the terms thereof, represent the right, from and after the consummation of the Secondary Merger, upon exercise thereof and payment of the aggregate exercise price with respect thereto, to receive in cash, without interest, a single lump sum cash payment equal to the product of (A) the number of shares of Company Common Stock that would have been subject to issuance upon the exercise of such option, warrant or right, had such exercise occurred immediately prior to the consummation of the Secondary Merger, and (B) the Common Stock Reference Price (such cash payment to be reduced by any required withholding of taxes); or (3) otherwise be treated in accordance with the terms thereof.

     The Shareholder's Agreement terminates at the Option Expiration Time if the Option has not previously been exercised.

     No monetary consideration was paid by Steelcase or Merger Sub to Alpine for the Option or otherwise in connection with the Shareholder's Agreement. In connection with the consummation of the Merger, any purchase of the Alpine Shares pursuant to the Option or any other acquisition by Steelcase or Merger Sub of PolyVision shares contemplated by the Shareholder's Agreement, Steelcase anticipates that the funds needed in connection therewith will be generated by a combination of available working capital and other available borrowing sources. As of the date of the Shareholder's Agreement, Steelcase estimated that payment for all outstanding Common Stock and for all outstanding Preferred Stock, warrants and stock options convertible into or exercisable for Common Stock, in each case on the terms contemplated by the Merger Agreement and the Shareholder's Agreement, would require funds in the amount of approximately $73 million.

     References to, and descriptions of, the Merger Agreement and the Shareholder's Agreement in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the Shareholder's Agreement which are filed as Exhibit 1 and Exhibit 2, respectively, to this statement and which are incorporated by reference in this Item 3 in their entirety where such references and descriptions appear.

Item 4.   Purpose of Transaction.

     The Shareholder's Agreement was entered into as a condition of and an inducement to Steelcase's and Merger Sub's willingness to enter into the Merger Agreement, by means of which Steelcase would acquire 100% of the equity of PolyVision.

     The information set forth or incorporated by reference in Item 3 is hereby incorporated herein by reference.

     The directors of Merger Sub immediately prior to the Effective Time will become the directors of PolyVision upon consummation of the Merger in accordance with the terms of the Merger Agreement. In addition, the Merger Agreement provides that the certificate of incorporation and by-laws of Merger Sub immediately prior to the Effective Time will become the certificate of incorporation and by-laws of PolyVision after the consummation of the Merger.

     Steelcase anticipates that, if the Merger is completed in accordance with the Merger Agreement or if the second-step merger contemplated by Section 10 of the Shareholder's Agreement is completed, PolyVision will become a wholly-owned subsidiary of Steelcase, that Steelcase will seek to cause the Common Stock to be delisted from trading on the American Stock Exchange and that the Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

     Other than as described above in this Item 4 (including Item 3 incorporated by reference therein), Steelcase and Merger Sub have no plans or proposals which would relate to or result in any of the matters listed in paragraphs (a) through
(j) of Item 4 of Schedule 13D (although Steelcase and Merger Sub reserve the right to formulate specific plans and proposals with respect to, or change their intentions regarding, any or all of the foregoing, subject to the terms of the Merger Agreement and the Shareholder's Agreement).

     References to, and descriptions of, the Merger Agreement and the Shareholder's Agreement in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Shareholder's Agreement which are filed as Exhibit 1 and Exhibit 2, respectively, to this statement and which are incorporated by reference in this Item 4 in their entirety where such references and descriptions appear.

Item 5.   Interest in Securities of the Issuer.

     As a result of the grant of the Option under the Shareholder's Agreement, Steelcase and Merger Sub may be deemed to beneficially own the Alpine Shares, which numbered 16,501,613 shares as reported by Alpine in Amendment No. 6 to its
Schedule 13D relating
to PolyVision Corporation, filed with the Securities and Exchange Commission on August 27, 2001. These shares constitute approximately 69.2% of the issued and outstanding shares of Common Stock. The Option is not currently exercisable, may never become exercisable and would not become exercisable until and unless the Merger Agreement is terminated; Article IX of the Merger Agreement governs such terminations. Upon purchase of the Alpine Shares pursuant to the Option, Steelcase or Merger Sub, as the case may be, would have sole voting and dispositive power with respect to such shares. Until such time, neither Steelcase nor Merger Sub would have dispositive power, but could be deemed to share dispositive power with Alpine, with respect to such shares.

     As a result of the Shareholder's Agreement, Steelcase may also be deemed to share with Alpine the power to vote or the right to direct the vote of the Alpine Shares with respect to the matters set forth in the Shareholder's Agreement.

     To the best of Steelcase's and Merger Sub's knowledge, Alpine is a Delaware corporation with principal executive offices at 1790 Broadway, New York, New York 10019. To the best of Steelcase's and Merger Sub's knowledge, Alpine is an industrial holding company with investments in three publicly traded industrial manufacturing companies, including, in addition to PolyVision, Superior TeleCom Inc. (engaged in the manufacture of wire and cable products), and Cookson Group, plc (engaged in the manufacture and sale of a variety of industrial materials). During the last five years, to the best of Steelcase's and Merger Sub's knowledge, none of Steelcase, Merger Sub and the persons identified in Annex C has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of Steelcase's and Merger Sub's knowledge, each of the persons identified in Annex C is a United States citizen.

     Each of Steelcase and Merger Sub expressly disclaims beneficial ownership of the Alpine Shares.

     Other than as set forth in this Schedule 13D, as of the date hereof (i) neither Steelcase nor any subsidiary of Steelcase nor, to the best of Steelcase's and Merger Sub's knowledge, any of Steelcase's or Merger Sub's executive officers or directors beneficially owns any shares of Common Stock and
(ii) there have been no transactions in shares of Common Stock effected during the past 60 days by Steelcase or by any subsidiary of Steelcase or, to the best of Steelcase's and Merger Sub's knowledge, by any of Steelcase's or Merger Sub's executive officers or directors.

     No person other than Alpine is known by Steelcase to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock obtainable by Steelcase or Merger Sub pursuant to the Option.

     References to, and descriptions of, the Merger Agreement and the Shareholder's Agreement in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement and the Shareholder's Agreement which are filed as Exhibit 1 and Exhibit 2, respectively, to this statement and which are incorporated by reference in this Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by reference.

     Copies of the Merger Agreement and the Shareholder's Agreement are incorporated by reference as Exhibits 1 and 2, respectively, to this statement on Schedule 13D. To the best of Steelcase's and Merger Sub's knowledge, except as described in this statement on Schedule 13D, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of PolyVision.

Item 7.   Material to be Filed as Exhibits.

Exhibit                                 Description
-------                                 -----------

   1 Agreement and Plan of Merger, dated as of August 24, 2001, by and among Steelcase Inc., PV Acquisition, Inc. and PolyVision Corporation.

   2 Shareholder's Agreement, dated August 24, 2001, by and among Steelcase Inc., PV Acquisition, Inc. and The Alpine Group, Inc.

   3 Joint Filing Agreement, dated as of September 4, 2001, by and between Steelcase Inc. and PV Acquisition, Inc.

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2001


                                         STEELCASE INC.

                                         By: /s/ James P. Keane
                                             ---------------------------------
                                             Name:  James P. Keane
                                             Title: Senior Vice President and
                                                    Chief Financial Officer


                                         PV ACQUISITION, INC.

                                         By: /s/ James P. Keane
                                             ---------------------------------
                                             Name:  James P. Keane
                                             Title: Treasurer

                                                                         Annex A
                                                                         -------


                        DIRECTORS AND EXECUTIVE OFFICERS
                                OF STEELCASE INC.

         The name, business address, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of Steelcase Inc. are set forth below.

                                    DIRECTORS
                (INCLUDING DIRECTORS WHO ARE EXECUTIVE OFFICERS)


                                                                                   Name, Principal Business and
                                                                                 Address of Corporation or Present
                                                                                  Principal Organization in which
             Name                         Occupation or Employment                 such Employment is Conducted
             ----                         ------------------------               ---------------------------------
David Bing                         Chairman of the Board of The Bing         11500 Oakland Ave., Detroit,
                                   Group                                     Michigan 48211

William P. Crawford                Retired                                   c/o Steelcase Inc., 901 44th Street SE,
                                                                             Grand Rapids, Michigan 49508

James P. Hackett                   President and Chief Executive Officer,    Steelcase Inc., 901 44th Street SE,
                                   Steelcase Inc.                            Grand Rapids, Michigan 49508

Earl D. Holton (Chairman)          Vice Chairman and member of the           2929 Walker Ave. N.W., Grand
                                   Board of Directors of Meijer, Inc.        Rapids, MI. 49544-9428

David D. Hunting                   Retired                                   c/o Steelcase Inc., 901 44th Street SE,
                                                                             Grand Rapids, Michigan 49508

David W. Joos                      Executive Vice President, Chief           Fairlane Plaza South, Suite 1100, 330
                                   Operating Officer--Electric of CMS        Town Center Drive, Dearborn,
                                   Energy Corporation                        Michigan 48126

Elizabeth (Lisa) Valk Long         Retired                                   c/o Steelcase Inc., 901 44th Street SE,
                                                                             Grand Rapids, Michigan 49508

Frank M. Merlotti                  Retired                                   c/o Steelcase Inc., 901 44th Street SE,
                                                                             Grand Rapids, Michigan 49508

Robert C. Pew III                  Owner, Cane Creek Farm                    912 Cane Creek Rd, Fletcher, North
                                                                             Carolina 28732-7413

Peter M. Wege II                   President of Greylock, Inc.               900 Old Kent Bank Building
                                                                             111 Lyon Street, NW
                                                                             Grand Rapids, Michigan 49503

P. Craig Welch                     Manager of Honzo LLC                      c/o Steelcase Inc., 901 44th Street SE,
                                                                             Grand Rapids, Michigan 49508

                    EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

                                                                                   Name, Principal Business and
                                                                                 Address of Corporation or Present
                                                                                  Principal Organization in which
             Name                         Occupation or Employment                 such Employment is Conducted
             ----                         ------------------------               ---------------------------------
Robert A. Ballard                President - Steelcase North America         Steelcase Inc., 901 44th Street SE,
                                                                             Grand Rapids, Michigan 49508

Robert W. Black                  President - International                   Steelcase Inc., 901 44th Street SE,
                                                                             Grand Rapids, Michigan 49508

Jon D. Botsford                  Senior Vice President, Secretary and        Steelcase Inc., 901 44th Street SE,
                                 Chief Legal Officer                         Grand Rapids, Michigan 49508

John S. Dean                     Vice President - Global E-Business and      Steelcase Inc., 901 44th Street SE,
                                 Chief Information Officer                   Grand Rapids, Michigan 49508

Mark T. Greiner                  Senior Vice President - Concepts,           Steelcase Inc., 901 44th Street SE,
                                 Research and Ventures                       Grand Rapids, Michigan 49508

Nancy W. Hickey                  Senior Vice President - Global Human        Steelcase Inc., 901 44th Street SE,
                                 Resources                                   Grand Rapids, Michigan 49508

James P. Keane                   Senior Vice President and Chief             Steelcase Inc., 901 44th Street SE,
                                 Financial Officer                           Grand Rapids, Michigan 49508

Michael I. Love                  President and Chief Executive Officer -     Steelcase Inc., 901 44th Street SE,
                                 Steelcase Design Partnership                Grand Rapids, Michigan 49508

                                                                        Annex B
                                                                        -------


                        DIRECTORS AND EXECUTIVE OFFICERS
                             OF PV ACQUISITION, INC.

         The name, business address, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of PV Acquisition, Inc. are set forth below.

                        DIRECTORS AND EXECUTIVE OFFICERS

                                                                                   Name, Principal Business and
                                                                                 Address of Corporation or Present
                                                                                  Principal Organization in which
             Name                         Occupation or Employment                 such Employment is Conducted
             ----                         ------------------------               ---------------------------------
Jon D. Botsford (Secretary       Senior Vice President, Secretary and        Steelcase Inc., 901 44th Street
of PV Acquisition, Inc.)         Chief Legal Officer of Steelcase Inc.       SE, Grand Rapids, Michigan 49508

James P. Keane (Director and     Senior Vice President and Chief             Steelcase Inc., 901 44th Street
Treasurer of PV Acquisition,     Financial Officer of Steelcase Inc.         SE, Grand Rapids, Michigan 49508
Inc.)

Terrence J. Lenhardt (Director   Vice President - Corporate Strategy and     Steelcase Inc., 901 44th Street
of PV Acquisition, Inc.)         Development of Steelcase Inc.               SE, Grand Rapids, Michigan 49508

Michael I. Love (Director and    President and Chief Executive Officer -     Steelcase Inc., 901 44th Street
President and Chief Executive    Steelcase Design Partnership of             SE, Grand Rapids, Michigan 49508
Officer of PV Acquisition,       Steelcase Inc.
Inc.)

                                                                        Annex C
                                                                        -------

                        DIRECTORS AND EXECUTIVE OFFICERS
                            OF THE ALPINE GROUP, INC.

         The name, business address, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of The Alpine Group, Inc., in each case to the best of Steelcase's and Merger Sub's knowledge, are set forth below.

                                    DIRECTORS
                (INCLUDING DIRECTORS WHO ARE EXECUTIVE OFFICERS)

                                                                                   Name, Principal Business and
                                                                                 Address of Corporation or Present
                                                                                  Principal Organization in which
             Name                         Occupation or Employment                 such Employment is Conducted
             ----                         ------------------------               ---------------------------------
Kenneth G. Byers, Jr.               President, Byers Engineering Company     6285 Barfield Road, Atlanta, Georgia
                                                                             30328

Steven S. Elbaum                    Chief Executive Officer                  The Alpine Group, Inc., 1790
(Chairman)                                                                   Broadway, New York, New York,
                                                                             10019-1412

Randolph Harrison                   Private investor                         The Alpine Group, Inc., 1790
                                                                             Broadway, New York, New York,
                                                                             10019-1412

John C. Jansing                     Private investor                         The Alpine Group, Inc., 1790
                                                                             Broadway, New York, New York,
                                                                             10019-1412

Ernest C. Janson, Jr.               Retired                                  The Alpine Group, Inc., 1790
                                                                             Broadway, New York, New York,
                                                                             10019-1412

James R. Kanely                     Private investor                         The Alpine Group, Inc., 1790
                                                                             Broadway, New York, New York,
                                                                             10019-1412

Bragi F. Schut                      Executive Vice President                 The Alpine Group, Inc., 1790
                                                                             Broadway, New York, New York,
                                                                             10019-1412


                    EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

                                                                                   Name, Principal Business and
                                                                                Address of Corporation or Present
                                                                                 Principal Organization in which
             Name                        Occupation or Employment                  such Employment is Conducted
             ----                        ------------------------               ---------------------------------
David S. Aldridge                 Chief Financial Officer                   The Alpine Group, Inc., 1790
                                                                            Broadway, New York, New York,
                                                                            10019-1412

Stephen M. Johnson                Executive Vice President and Chief        The Alpine Group, Inc., 1790
                                  Operating Officer                         Broadway, New York, New York,
                                                                            10019-1412

Stewart H. Wahrsager              Senior Vice President, General Counsel    The Alpine Group, Inc., 1790
                                  and Secretary                             Broadway, New York, New York,
                                                                            10019-1412